UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

OneSpaWorld Holdings Limited

(Name of Issuer)

Common Shares, par value $0.0001

(Title of Class of Securities)

P73684 113

(CUSIP Number)

March 19, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P73684 113

1.	Name of Reporting Persons Haymaker Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,408,186
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,408,186
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,408,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93%
12.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

CUSIP No. P73684 113

1.	Name of Reporting Persons Steven J. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,408,186
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,408,186
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,408,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. P73684 113

1.	Name of Reporting Persons Andrew R. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,408,186
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,408,186
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,408,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.93%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

OneSpaWorld Holdings Limited (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

770 South Dixie Highway, Suite 200, Coral Gables, Florida, 33146

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Haymaker Sponsor, LLC

(ii) Steven J. Heyer

(iii) Andrew R. Heyer

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 650 Fifth Avenue, Floor 10, New York, New York 10019.

Item 2(c).	Citizenship

(i) Haymaker Sponsor, LLC is a limited liability company formed in the State of Delaware.

(ii) Steven J. Heyer is a citizen of the United States.

(iii) Andrew R. Heyer is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

P73684 113

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information represents beneficial ownership of common shares of the Issuer as of March 19, 2019, based upon 61,118,298 common shares outstanding as of March 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2019. The amount beneficially owned includes 3,408,186 common shares not outstanding that are subject to warrants to purchase common shares.

Steven J. Heyer and Andrew R. Heyer are the managing members of Haymaker Sponsor, LLC and jointly have the voting and dispositive power of the securities held by Haymaker Sponsor, LLC. Accordingly, Messrs. Heyer and Heyer may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 26, 2019

HAYMAKER SPONSOR, LLC a Delaware limited liability company

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Managing Member

/s/ Steven J. Heyer
Steven J. Heyer

/s/ Andrew R. Heyer
Andrew R. Heyer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common shares, $0.0001 par value per share, of OneSpaWorld Holdings Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 26, 2019

HAYMAKER SPONSOR LLC a Delaware limited liability company

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Managing Member

/s/ Steven J. Heyer
Steven J. Heyer

/s/ Andrew R. Heyer
Andrew R. Heyer